------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 8)

                              ------------------

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------

                  AMERICAN BANKERS INSURANCE GROUP, INC.
                              ------------------
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                              ------------------
                                  (Bidders)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                              ------------------
                        (Title of Class of Securities)

                                 024456 10 5
                              ------------------
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

-----------------------------------------------------------------------------

   This Amendment No. 8 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 9, 1998, the Company and the director defendants moved to dismiss the amended complaint of Parent and Purchaser in the Florida Litigation (the "Company's Motion to Dismiss"). The Company's Motion to Dismiss asserts that the breach of fiduciary duty claims against the Company and the director defendants should have been brought derivatively, not directly by Parent and Purchaser, and that Parent and Purchaser (i) failed to make a required demand on the Company Board to bring an action before suing derivatively and (ii) cannot adequately represent the interests of all Company shareholders in a derivative action because Parent and Purchaser are self-interested as bidders for the Company. Additionally, the Company's Motion to Dismiss that Parent and Purchaser have no standing to bring the breach of fiduciary duty claims because they did not purchase the Shares until after the Company Board approved the AIG Merger Agreement. The Company and the director defendants also joined in the arguments made in the AIG Motion to Dismiss that the Federal securities claims pursuant to Sections 14(a) and 14(e) of the Exchange Act should be dismissed and that the Court should decline to exercise its supplemental federal jurisdiction over any state law claims.

   Also on February 9, 1998, AIG and AIGF served a supplemental motion, claiming that, for the reasons given in the Company's Motion to Dismiss, the breach of fiduciary duty claims should be dismissed and, therefore, the civil conspiracy to breach fiduciary duties claim should also be dismissed.

   Parent and Purchaser believe that the claims in the amended complaint are meritorious, and will vigorously oppose the Company's Motion to Dismiss and the AIG supplemental motion.

   On February 11, 1998, in connection with Parent's and Purchaser's application for approval of the acquisition of a controlling interest in Condeaux Life Insurance Company and American Reliable Insurance Company (the "Arizona Domestic Insurers"), each a subsidiary of the Company (the "Parent Arizona Form A Proceedings"), and in connection with the application of AIG and AIGF for approval of their proposed acquisition of a controlling interest in the Arizona Domestic Insurers (the "AIG Arizona Form A Proceedings"), Parent and Purchaser filed with the Arizona Department of Insurance (the "Arizona Department") a petition (i) to defer a hearing on the AIG Arizona Form A Proceedings, which Parent and Purchaser understand is currently set for March 6, 1998, (ii) to intervene in those proceedings and (iii) to consolidate those proceedings with the Parent Arizona Form A Proceedings. In this petition, Parent and Purchaser asserted that the Arizona Department should defer any hearing in the AIG Arizona Form A Proceedings until such time as the results of the vote of the Company's shareholders on the Proposed AIG Merger will be known to avoid the possibility of conducting an unnecessary hearing should the Proposed AIG Merger be disapproved by the the Company's shareholders and to avoid improper disadvantage to Parent and Purchaser. Parent and Purchaser further asserted that they should be permitted to intervene in the AIG Arizona Form A Proceedings because their interests as a shareholder (in the case of Parent) and competing acquiror of the Company will be affected by the AIG Arizona Form A Proceedings. Parent and Purchaser also asserted that the AIG Arizona Form A Proceedings raise substantial issues regarding whether AIG's proposed acquisition of a controlling interest in the Arizona Domestic Insurers should be approved by the Arizona Department, that these issues should receive a thorough and complete review by the Arizona Department, that Parent and Purchaser have a right to be heard on these issues through participation in the AIG Arizona Form A Proceedings and that the Arizona Department would be in error if it did not consolidate the Parent Arizona Form A Proceedings and the AIG Arizona Form A Proceedings and hear and decide the two proceedings simultaneously.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(16) Newspaper Advertisement published February 11, 1998.

   (g)(8) Petition to Defer a Hearing and to Intervene and Consolidate filed on February 11, 1998 by Parent and Purchaser with the State of Arizona Department of Insurance.

                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

                                EXHIBIT INDEX

  EXHIBIT NO.
---------------
     (a)(16)     Newspaper Advertisement published February 11, 1998.
     (g) (8) Petition to Defer a Hearing and to Intervene and Consolidate filed on February 11, 1998 by Parent and Purchaser with the State of Arizona Department of Insurance.